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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                             ---------------------

                                AMENDMENT NO. 2


                                       TO

                                 SCHEDULE 14D-9
                                 (RULE 14d-101)

                  SOLICITATION/RECOMMENDATION STATEMENT UNDER
            SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

                            MERCATOR SOFTWARE, INC.
                           (NAME OF SUBJECT COMPANY)

                            MERCATOR SOFTWARE, INC.
                      (NAME OF PERSON(S) FILING STATEMENT)

                    COMMON STOCK, PAR VALUE $0.01 PER SHARE
           (INCLUDING THE ASSOCIATED PREFERRED STOCK PURCHASE RIGHTS)
                         (TITLE OF CLASS OF SECURITIES)

                                   587587106
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                             ---------------------

                                  ROY C. KING
                CHAIRMAN, CHIEF EXECUTIVE OFFICER AND PRESIDENT
                            MERCATOR SOFTWARE, INC.
                                45 DANBURY ROAD
                                WILTON, CT 06897
                           TELEPHONE: (203) 761-8600
      (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE
     NOTICE AND COMMUNICATION ON BEHALF OF THE PERSON(S) FILING STATEMENT)

                                    COPY TO:

                             MICHAEL WEINSIER, ESQ.
                           CHARLES A. SAMUELSON, ESQ.
                     JENKENS & GILCHRIST PARKER CHAPIN LLP
                              405 LEXINGTON AVENUE

                               NEW YORK, NY 10174

                           TELEPHONE: (212) 704-6000

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

     On August 8, 2003, Mercator Software, Inc., a Delaware corporation ("Mercator"), filed with the Securities and Exchange Commission a Solicitation/Recommendation Statement on Schedule 14D-9 (the "Initial Filing") relating to a tender offer commenced by Greek Acquisition Corporation, a Delaware corporation and a wholly-owned subsidiary of Ascential Software Corporation, a Delaware corporation, on August 8, 2003 to purchase all of the outstanding shares of Mercator's common stock, par value $0.01 per share, together with the associated preferred stock purchase rights. Mercator filed Amendment No. 1 to the Initial Filing on August 19, 2003 (the Initial Filing, as amended by such Amendment No. 1, the "Schedule 14D-9"). Capitalized terms used but not defined herein have the meanings assigned to them in the Schedule 14D-9.



     This Amendment No. 2 to Schedule 14D-9 amends and supplements the Schedule 14D-9.



     The information in the Schedule 14D-9 is hereby expressly incorporated herein by reference, except as otherwise set forth below.



     On August 19, 2003, a stockholder of Mercator filed a purported class action lawsuit, captioned Kolton v. Mercator Software, Inc., et al., against Mercator, its directors, Ascential and Purchaser that, among other things, challenged the adequacy of the disclosure in the Initial Filing. On August 22, 2003, the parties to the lawsuit entered into a memorandum of understanding for a settlement, which will be subject to court approval, pursuant to which the lawsuit will be resolved. As part of that resolution, Mercactor agreed to deliver this Amendment No. 2.


ITEM 4.  THE SOLICITATION OR RECOMMENDATION


     Item 4(b)(i) of the Schedule 14D-9 is hereby amended and restated to read in its entirety as follows:


  (b)(i) BACKGROUND

     The following information was prepared by Mercator and Ascential. Information about Ascential was provided by Ascential and Mercator does not take any responsibility for the accuracy or completeness of any information regarding meetings or discussions in which Mercator did not participate.

     From time to time, Mercator's management and Board have reviewed with their legal and financial advisors various strategic alternatives, including remaining an independent public company, the possibility of acquisitions or mergers with other companies and other transactions. In connection with the Board's review of such alternatives, J.P. Morgan Securities Inc. ("JPMorgan") provided the Board with information about industry dynamics and Mercator's competitive landscape during 2001 and 2002.

     Additionally, Ascential approached Mercator regarding a possible business partnership at the end of 2001. Preliminary discussions between representatives of Mercator and Ascential were held in January and February of 2002 regarding their respective product suites, capabilities and technologies. At that time, the parties mutually determined not to proceed with any further discussions.

     During December 2002, representatives of Strategic Software Holdings, LLC ("SSH"), a company that had acquired 2,000,000 shares of Mercator Common Stock during the prior month, had several conversations with management and verbally indicated that SSH was interested in acquiring 51% of the Shares. In light of this verbal expression of interest, Mercator tentatively agreed to further discussions with these representatives to be held on January 10, 2003.

     The Board met on January 6, 2003 to discuss the nature and terms of the verbal expression of interest, consider Mercator's own strategic plan and progress in achieving that plan and other prospects for achieving value for stockholders and the relative valuation of Mercator and its peers. Based on these discussions, the Board determined not to engage in further discussions with SSH, except in so far as Mercator communicates with and informs stockholders in the ordinary course. On January 9, 2003, Mercator notified SSH that Mercator was canceling the proposed meeting.

     On March 14, 2003, SSH nominated a slate of seven directors to replace the seven members of the Board. During the ensuing proxy contest, several members of the Board discussed the possibility of more aggressively exploring Mercator's strategic alternatives in order to improve the return for Mercator's stockholders. The Board determined to engage an investment bank in order to assist Mercator in the review of these alternatives and that two of its members, Dennis Sisco and Mark Stevens, would work closely with management in connection with the ongoing proxy contest, as well as a more in-depth review of such alternatives. Thereafter, Messrs. Sisco and Stevens regularly participated in meetings with Mercator's management and legal and financial advisors relating to the proxy contest and the review of strategic alternatives. Messrs. Sisco and Stevens also regularly updated the members of the Board on the progress of this review and, until the end of the proxy contest, met regularly with management and provided updates to the Board on its status and progress.

     On March 31, 2003, SSH submitted a proposal directly to the Board purporting to contain an offer, subject to, among other things, receipt of financing, pursuant to which SSH would acquire all of the outstanding Shares not already owned by SSH for $2.17 per share in cash.

     On April 1, 2003, Mr. Bienvenu, two of his lawyers and a representative from his financial advisor met with Messrs. Stevens, Sisco and Kenneth J. Hall, Mercator's Executive Vice President, Chief Financial Officer and Treasurer, as well as two representatives from Mercator's outside counsel, Jenkens & Gilchrist Parker Chapin LLP ("Jenkens & Gilchrist"). At the meeting, Mr. Bienvenu told Mercator, among other things, that he had not yet received any financing for his offer to buy Mercator and the strategy he proposed for Mercator was "extremely risky."

     Also on April 1, 2003, Mercator formally engaged JPMorgan to provide advice in the proxy contest with SSH and in connection with a possible strategic transaction involving Mercator.

     At a meeting on April 3, 2003, the Board considered Mr. Bienvenu's proposal. After discussion and presentations from Jenkens & Gilchrist and JPMorgan, the Board unanimously determined that the proposal by SSH was not in the best interests of its stockholders.

     On April 7, 2003, Mr. Roy C. King, Mercator's Chairman of the Board, Chief Executive Officer and President, and Messrs. Sisco, Stevens and Hall, as well as David L. Goret, Mercator's General Counsel, met at the offices of JPMorgan with representatives of JPMorgan and Jenkens & Gilchrist. The participants in the meeting discussed a process in which JPMorgan would solicit indications of interest from third parties who might be interested in acquiring Mercator, discussed a preliminary list of third parties to be contacted and reviewed strategic issues involved in managing the process.

     During the week of April 7, 2003, JPMorgan initiated a program to contact third parties that could be interested in acquiring Mercator. On that date, JPMorgan contacted Robert McBride regarding a possible transaction between Ascential and Mercator. JPMorgan eventually contacted 17 third parties, nine of whom executed non-disclosure agreements.

     At a meeting on April 8, 2003, the Board considered the process reviewed by Messrs. Sisco, Stevens, Hall and Goret during the previous day.

     On April 11, 2003, Peter Gyenes, Ascential's Chairman of the Board and Chief Executive Officer, spoke with Mr. King, Mercator's Chairman of the Board, Chief Executive Officer and President, regarding the possibility of Ascential purchasing Mercator.

     On April 17, 2003, Mercator and SSH entered into a settlement agreement pursuant to which, among other things, SSH agreed to support (and the members of the SSH group agreed to vote all of their shares of Mercator Common Stock in favor of) Mercator's slate of seven nominees standing for election as directors at its 2003 annual meeting. Under the settlement agreement, SSH also agreed to certain "standstill" restrictions until January 15, 2004. These restrictions prevent the members of the SSH group from, among other things: (i) attempting to gain control of the Board; (ii) making any "hostile" proposals to acquire the Company; and (iii) subject to certain agreed-upon exceptions, selling any Shares. The settlement agreement permitted SSH to make a "qualified proposal" (as defined in the settlement agreement).

     During the period from April 25, 2003 through June 17, 2003, seven third parties received management presentations and had question and answer sessions with Mercator's management, including Ascential (whose management presentation was on May 16, 2003).

     On April 28, 2003, Mercator and Ascential agreed upon and Bear, Stearns & Co. Inc. ("Bear Stearns"), Ascential's financial advisor, on behalf of Ascential, and JPMorgan and Mercator executed a non-disclosure agreement, a copy of which has been filed as Exhibit (e)(3) hereto. Ascential and Bear Stearns received information to help Ascential evaluate the Mercator opportunity on the following day.


     During the period from April 30, 2003 to June 23, 2003, JPMorgan received preliminary expressions of interest from Ascential and four of the other third parties who had received management presentations. During this period, each of these five parties began conducting due diligence to varying degrees based on the level of interest expressed by each party, and Mercator's management and JPMorgan pursued preliminary discussions with each of them about the terms of a potential transaction. During this period, JPMorgan also reviewed the expressions of interest submitted by each of these five parties periodically with Mercator's management and the Board. As discussed below, two of these parties (Ascential and the "Third Party" referred to below) ultimately submitted formal proposals on June 30, 2003. The other three parties never submitted formal proposals. The Board did review with JPMorgan the identity of these other three parties and, among other factors, their creditworthiness, their sources of financing, their transactional sophistication, the level of interest expressed by the party, and the amount of due diligence they had conducted. Based on advice from JPMorgan and the foregoing information about these other third parties, the Board ultimately concluded that Ascential's proposal was superior to any proposal likely to be made by these other third parties.


     At a regularly scheduled meeting of the Board on May 14, 2003, representatives of JPMorgan provided Mercator's directors with an update of the work that had been completed to date in connection with the solicitation of third parties who might be interested in acquiring Mercator.

     During the period from May 16, 2003 through June 9, 2003, members of senior management of Mercator and Ascential continued their discussions regarding the possibility of a transaction.

     At the annual meeting of the Board on May 30, 2003, representatives of JPMorgan provided Mercator's directors with an update of the work that had been completed to date in connection with the solicitation of third parties who might be interested in acquiring Mercator.

     On June 2, 2003, Mr. King spoke with Peter Gyenes, Ascential's Chairman and Chief Executive Officer, regarding Ascential's interest in pursuing a transaction with Mercator.

     On June 9, 2003, Ascential presented Mercator with a non-binding preliminary indication of interest to acquire Mercator at a price per share of between $2.30 and $3.00. Additionally, Ascential highlighted the fact that additional due diligence would be required in order to develop a more definitive proposal.

     On June 12 and 13, 2003, members of Mercator's senior management provided Ascential's senior management with an overview of Mercator and discussed ways the two companies could be combined.

     On June 18, 2003, JPMorgan received a due diligence request list from Ascential.

     During the period from June 18, 2003 through June 30, 2003, several conference calls took place between Ascential and Mercator to discuss the potential for a transaction.

     On June 20, 2003, Mr. Gyenes spoke with Mr. Hall regarding Ascential's continued interest in a transaction with Mercator. Mr. Gyenes said that Ascential would need to conduct additional due diligence in order to determine whether to proceed.


     On June 30, 2003, Mercator received proposals from Ascential and one other third party (the "Third Party") seeking to enter into an exclusivity agreement and work toward completing due diligence and signing a definitive agreement. The Third Party proposed acquiring Mercator by exchanging all of the outstanding Shares for the Third Party's stock based on a fixed exchange ratio without any "price protection" for Mercator's stockholders (such "price protection" would have provided that, in the event that the market price of the Third Party's stock declined, the number of shares paid to Mercator's stockholders would increase).

However, based on financial and other information from the Third Party and on advice from JPMorgan, the Board concluded that the Third Party's stock was highly volatile and was likely to provide Mercator's stockholders with less value in a transaction than the price offered by Ascential. As a result of its analysis, the Board instructed JPMorgan to attempt to negotiate price protection as a component to the Third Party's offer. Despite repeated requests from Mercator, the Third Party refused to offer Mercator's stockholders any price protection. The price proposed by the Third Party on June 30, 2003 would have provided Mercator's stockholders with stock of the Third Party with a value, as of such date, less than 10% more than the price offered by Ascential. Since June 30, 2003, however, the market price of the Third Party's stock has fluctuated considerably and, at times after the date the Merger Agreement was announced, would have provided Mercator's stockholders with less value than the price offered by Ascential.


     On July 1, 2003, following discussion between JPMorgan and Bear Stearns, Ascential sent Mercator a non-binding letter of intent and attached a preliminary term sheet outlining the structure of the transaction as a cash tender offer, as well as the proposed offer price of $3.00 per share, assuming no additional share issuances, and a 30-day exclusivity period beginning on Mercator's acceptance of the letter, subject to due diligence and other customary conditions.


     On July 2, 2003, the Board met telephonically to consider Ascential's proposal to acquire Mercator. At the meeting, representatives of JPMorgan reviewed with the Board the financial terms and relative merits of the proposal, as well as the proposal from the Third Party, and representatives of Jenkens & Gilchrist spoke about legal aspects of the proposals, as well as the fiduciary duties of the Board under the circumstances. The primary factors the Board considered were the absence of price protection offered by the Third Party and the certainty of value provided by Ascential's all-cash proposal. After discussion of the two proposals, the meeting adjourned to provide the directors with an opportunity to review them. Later in the day, the meeting re-convened, and the Board determined that Ascential's proposal was superior and approved the letter of intent from Ascential.


     On July 4 and 5, 2003, the parties exchanged information on the data needed for Ascential to conduct its review of Mercator.

     During the week of July 7, 2003, Ascential began conducting its due diligence review of Mercator. Members of senior management of both companies had numerous conversations and meetings in Norwalk, Connecticut and Westborough, Massachusetts. Ascential's due diligence continued during the week of July 14, 2003.

     On July 18, 2003, Ascential sent Mercator a draft Merger Agreement containing all of the proposed terms and conditions of the proposed transaction.

     During the period from July 18, 2003 through July 30, 2003, representatives of Mercator (including Messrs. Sisco and Stevens) and Ascential and their respective counsels and financial advisors negotiated specific terms and provisions of the Merger Agreement, including the conditions to closing of the Offer, the interim covenants, the circumstances under which a break-up fee would be payable, the non-solicitation provisions, the efforts required to seek regulatory approvals, the circumstances in which the parties could terminate the Merger Agreement and the circumstances in which Ascential could amend or extend the Offer. During this time, Ascential management and senior members of Mercator's management met to discuss future synergies and implementation plans for the combined company. Mr. Gyenes also met with certain members of the Board of Directors to explain Ascential's plans for the combined company.

     On July 23, 2003, Ascential's senior management made a presentation to Ascential's board of directors regarding the transaction. Representatives of Skadden, Arps, Slate, Meagher & Flom LLP ("Skadden Arps"), Ascential's legal counsel, and of Bear Stearns were present at the meeting.

     On July 25, 2003, Ascential presented Mercator and certain key members of its executive team with draft agreements and other arrangements for the continued employment of such individuals by Ascential following the transaction as well as non-competition and non-solicitation agreements to be executed by each of the executive officers and certain other employees.

     During the week of July 28, 2003, Ascential sent Mercator drafts of the Stock Tender Agreement and Option Agreement. Purchaser was incorporated in the State of Delaware during the same week.

     On July 30, 2003, the Board met to consider Ascential's proposal and the latest draft of the Merger Agreement. The Board received a detailed presentation of the financial and legal aspects of the proposed transaction from members of management, Jenkens & Gilchrist and JPMorgan. Messrs. Sisco and Stevens also updated the Board. After discussion, the Board agreed that they would re-convene on August 1, 2003 in order to formally consider the Merger Agreement and receive a fairness presentation from JPMorgan.

     From July 30, 2003 to August 1, 2003, representatives of Mercator and Ascential and their respective counsels and financial advisors continued to negotiate specific terms and provisions of the Merger Agreement.

     Also on August 1, 2003, Mercator held a special meeting of the Board. After discussion, which included review of all contacts between JPMorgan and prospective bidders since April, updates regarding the financial and legal aspects of the proposed transaction from members of Mercator's management and from Jenkens & Gilchrist, JPMorgan delivered its oral opinion to the effect that, as of that date, the consideration to be received by holders of Shares pursuant to the Merger Agreement was fair, from a financial point of view, to those holders, and the Board of Directors unanimously approved the Merger Agreement and the transactions contemplated thereby (including the Offer and the Merger) in all respects and recommended that Mercator's stockholders accept the Offer and approve and adopt the Merger Agreement and the Merger.

     On August 1, 2003, Ascential's senior management presented the transaction to Ascential's board of directors, including a summary of the terms of the transaction. Representatives of Skadden Arps and Bear Stearns were present at the meeting. Ascential's board unanimously approved the Merger Agreement and the transactions contemplated thereby, subject to management's approval of the final drafts of the agreements. Purchaser's board also approved the Merger Agreement and the transactions contemplated thereby.

     Following the meeting, representatives of Mercator and Ascential and their respective counsels negotiated specific terms and provisions of the Merger Agreement and had several conversations to finalize the terms of the Merger Agreement, the Option Agreement and the Stock Tender Agreement. Thereafter, management met telephonically with Messrs. Sisco and Stevens, as well as representatives of Jenkens & Gilchrist, to review the final documents and confirm their final terms. JPMorgan then delivered its written opinion to the effect that, as of August 2, 2003, the consideration to be received by holders of Shares was fair, from a financial point of view, to those holders and Mercator and Ascential executed the Merger Agreement.

     On August 4, 2003, the parties publicly announced the transaction.


     Item 4(b)(iii) of the Schedule 14D-9 is hereby amended and restated to read in its entirety as follows:


  (iii) OPINION OF J.P. MORGAN SECURITIES INC.


     In an engagement letter dated April 1, 2003, Mercator engaged JPMorgan to act as its exclusive financial advisor. JPMorgan is an internationally recognized investment banking firm that has substantial experience with business combinations similar to this transaction. As part of its investment banking business, JPMorgan is engaged in the valuation of businesses and securities in connection with mergers and acquisitions, divestitures, negotiated underwritings, primary and secondary distributions of listed and unlisted securities and private placements.



     At the August 1, 2003 meeting of the Board, JPMorgan delivered its oral opinion, which was subsequently confirmed in a written opinion dated as of August 2, 2003, to the effect that the consideration to be received in the Offer and the Merger was fair, from a financial point of view, to the stockholders of Mercator, as of that date, and subject to the assumptions, qualifications and limitations set forth in the opinion.


     THE FULL TEXT OF JPMORGAN'S OPINION DATED AUGUST 2, 2003, WHICH SETS FORTH, AMONG OTHER THINGS, THE ASSUMPTIONS MADE, PROCEDURES FOLLOWED, MATTERS CONSIDERED AND LIMITATIONS ON THE REVIEW UNDERTAKEN BY JPMORGAN IN RENDERING ITS OPINION, IS ATTACHED AS ANNEX A TO THIS STATEMENT AND INCORPORATED IN THIS STATEMENT BY REFERENCE. WE URGE YOU TO READ THIS OPINION CAREFULLY AND IN ITS ENTIRETY. JPMORGAN'S OPINION IS

DIRECTED TO THE BOARD, ADDRESSES ONLY THE FAIRNESS OF THE CONSIDERATION TO BE RECEIVED BY THE HOLDERS OF THE SHARES IN THE OFFER AND THE MERGER PURSUANT TO THE MERGER AGREEMENT FROM A FINANCIAL POINT OF VIEW TO THOSE HOLDERS AND IT DOES NOT ADDRESS ANY OTHER ASPECT OF THE OFFER OR THE MERGER OR CONSTITUTE A RECOMMENDATION AS TO WHETHER HOLDERS OF THE SHARES SHOULD TENDER THEIR SHARES IN THE OFFER OR AS TO HOW HOLDERS OF THE SHARES SHOULD VOTE AT ANY STOCKHOLDERS' MEETING HELD IN CONNECTION WITH THE MERGER. THIS SUMMARY IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE FULL TEXT OF THE OPINION.



     In reading the discussion of the JPMorgan fairness opinion set forth below, the holders of Mercator common stock should be aware that JPMorgan's opinion:



     - did not address Mercator's underlying business decision to pursue this transaction, the relative merits of this transaction as compared to any alternative business strategies that might exist for Mercator or the effects of any other transaction in which Mercator might engage; and



     - did not constitute a recommendation to the Board of Directors or any of our stockholders as to how to vote in connection with the transaction or whether to tender their shares in the offer.



     Although JPMorgan evaluated the fairness of the consideration from a financial point of view to the stockholders of Mercator, excluding Ascential, the consideration itself was determined through negotiations between Mercator and Ascential and was approved by the Board of Directors. While JPMorgan did provide financial advice to Mercator and the Board of Directors during the course of these negotiations, the decision to approve and recommend this transaction was solely that of the Board of Directors. JPMorgan's opinion was one among numerous factors that Mercator and the Board of Directors took into consideration in making its determination to approve and recommend this transaction and the Merger Agreement.



     In the course of performing its review and analyses for rendering this opinion, JPMorgan has:



     - reviewed a draft dated August 2, 2003 of the Merger Agreement;



     - reviewed Mercator's Annual Reports to Stockholders and Annual Reports on Form 10-K for the three years ended December 31, 2000 through 2002, its Quarterly Reports on Form 10-Q for the periods ended March 31, 2002, June 30, 2002, September 30, 2002 and March 31, 2003, and its draft press release to be dated August 4, 2003 setting forth the preliminary results of operations for the quarter ended June 30, 2003;



     - met with certain members of Mercator's senior management to discuss Mercator's business, operations, historical financial results, management base case projections, the risks to the management base case and future prospects;



     - reviewed certain internal financial analyses and forecasts prepared by the management of the Company relating to its business;



     - reviewed certain operating and financial information relating to Mercator's business and prospects, including projections for the five years ended December 31, 2007, provided to JPMorgan by management of Mercator;



     - performed discounted cash flow analyses on the management base case projections;



     - reviewed certain publicly available business and financial information concerning the Company and the industries in which it operates;



     - reviewed publicly available financial data, stock market performance data and trading multiples of Mercator;



     - reviewed publicly available financial data, stock market performance data and trading multiples of companies in the business integration software sector that JPMorgan believed to be relevant;



     - reviewed the terms of (i) recent mergers and acquisitions of companies in the software sector that JPMorgan believed to be relevant and (ii) premia paid in the last twelve months in acquisitions of software companies which JPMorgan believed relevant to its analysis of the transaction; and

     - conducted such other studies, analyses, inquiries and investigations and considered such other information as JPMorgan deemed appropriate.



     In preparing its opinion, JPMorgan relied upon and assumed, without independent verification, the accuracy and completeness of the financial and other information provided to JPMorgan by Mercator. JPMorgan also relied on representations from Mercator's management that information regarding Mercator's expected future performance was reasonably prepared on bases reflecting the best currently available estimates and judgments of the senior management of Mercator. JPMorgan did not assume any responsibility for the independent verification of any such information, and relied upon the assurances of Mercator's senior management that they were unaware of any facts that would make the information regarding Mercator's expected future performance incomplete or misleading.



     In arriving at its opinion, JPMorgan did not perform or obtain any independent appraisal of the assets or liabilities (contingent or otherwise) of Mercator, nor was it furnished with any such appraisals. During the course of its engagement, JPMorgan was authorized to seek offers for Mercator and JPMorgan and Mercator's management held preliminary, informal discussions with other companies with respect to a possible acquisition of Mercator, and JPMorgan considered the results of those discussions in rendering its opinion. JPMorgan has assumed that the transaction will be consummated in a timely manner and in accordance with the terms of the Merger Agreement without any amendments or modifications that collectively would have a material effect on Mercator.



     JPMorgan's opinion is necessarily based on economic, market and other conditions as in effect on, and the information made available to JPMorgan as of, the date of the opinion. It should be understood that subsequent developments may affect this opinion and that JPMorgan does not have any obligation to update, revise, or reaffirm this opinion. JPMorgan's opinion is limited to the fairness, from a financial point of view, of the consideration to be received by the holders of Shares in the proposed transaction with Ascential and JPMorgan expresses no opinion as to the relative merits of the transaction with Ascential as compared to other business strategies that might be available to Mercator or the underlying decision by Mercator to engage in the transaction with Ascential.



     Set forth below is a brief summary of the transaction process evolution, material valuation, financial and comparative analyses considered by JPMorgan in connection with the rendering of the JPMorgan opinion. This summary does not purport to be a complete description of the analyses underlying the JPMorgan opinion.



     In performing its analyses, JPMorgan made numerous assumptions with respect to industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of JPMorgan, Mercator and Ascential. Any estimates contained in the analyses performed by JPMorgan are not necessarily indicative of actual values or future results, which may be significantly more or less favorable than suggested by these analyses. Additionally, estimates of the value of business or securities do not purport to be appraisals or to reflect the prices at which such businesses or securities may actually be sold. Accordingly, these analyses and estimates are inherently subject to substantial uncertainty.



  SUMMARY OF PROCESS



     JPMorgan reviewed the process by which it solicited potential third party interest in Mercator and observed the robust nature of the "market check." The following paragraph summarizes the process.



     Upon being retained by Mercator, JPMorgan launched and subsequently ran an extensive "market check." Seventeen third parties were initially contacted by JPMorgan to assess their interest in a possible transaction with Mercator; of the seventeen parties, nine executed non-disclosure agreements; eight of these nine parties received informational data packages; seven parties attended management presentations with Mercator's senior management; five parties submitted bids subsequent to management presentations; Mercator negotiated with two possible suitors, which culminated in Ascential signing a letter of intent that included a 30-day exclusivity agreement.

  HISTORICAL STOCK TRADING ANALYSIS



     JPMorgan reviewed the recent stock trading performance of Mercator common stock and observed that Mercator common stock traded recently as a "deal stock", which already included a control premium, in light of rumors and speculation of a possible acquisition of Mercator. The following summary trading data is as of July 31, 2003:



% PREMIUM TO:                                                 PRICE    VOLUME
-------------                                                 -----   ---------
July 31, 2003...............................................  $2.46     442,900
30-day "normalized average"(1)..............................   1.56     159,831
1-week average..............................................   2.42     651,160
1-month average.............................................   1.96     580,877
3-month average.............................................   1.68     274,033
6-month average.............................................   1.57     212,259
12-month average............................................   1.37     231,681
52 week high................................................   2.66   2,462,000
52 week low.................................................   0.59       5,300


---------------


(1) Average price/volume for 30 trading days prior to price run-up on July 15, 2003



     JPMorgan analyzed the trading volume within certain price ranges of Mercator common stock during the last one month, three months, six months, and twelve months ended July 31, 2003 as illustrated by the table below:



One month....................  $1.30-$1.60   $1.60-$1.90   $1.90-$2.20   $2.20-$2.50   $2.50-$2.80
  % shares traded............     4.3%          17.9%         41.7%         18.5%         17.7%
                               -----------   -----------   -----------   -----------   -----------
Three months.................  $1.00-$1.40   $1.40-$1.80   $1.80-$2.20   $2.20-$2.60   $2.60-$3.00
  % shares traded............     0.5%          39.3%         37.0%         11.8%         11.3%
                               -----------   -----------   -----------   -----------   -----------
Six months...................  $1.00-$1.40   $1.40-$1.80   $1.80-$2.20   $2.20-$2.60   $2.60-$3.00
  % shares traded............     5.4%          53.0%         25.6%             8.2%          7.8%
                               -----------   -----------   -----------   -----------   -----------
One year.....................  $0.59-$1.09   $1.09-$1.59   $1.59-$2.09   $2.09-$2.59   $2.59-$3.09
  % shares traded............  27.5%            37.7%         24.7%             6.5%          3.5%
                               -----------   -----------   -----------   -----------   -----------



     JPMorgan noted that over the last year, Mercator common stock predominantly traded at less than $3.00 per share.



  DISCOUNTED CASH FLOW ANALYSIS



     JPMorgan performed a discounted cash flow analysis of Mercator to estimate the present value of the unlevered after-tax free cash flows that Mercator could generate. The analyses were based on management base case financial projections for the five years ending December 31, 2007. Ranges of terminal values for the discounted cash flows were estimated using perpetuity growth rates of 3.5% to 5.5% for the management base case. These growth rates were based on Mercator's growth indicated by the management base case projections as well as growth rates of publicly-traded technology companies that JPMorgan believed to be relevant peers. JPMorgan then discounted to present value the free cash flow streams and terminal free cash flow using discount rates of 17.0% to 23.0%. The discount rates reflect Mercator's estimated weighted average cost of capital. This analysis indicated the following per share equity reference ranges after adjustments for cash and debt:



Management base case...................................   $2.10-$3.25

  TRADING COMPARABLES ANALYSIS



     JPMorgan reviewed the publicly available financial data, stock market performance data and trading multiples of companies in the business integration software sector that JPMorgan believed to be relevant. JPMorgan deemed the most relevant trading comparable to Mercator to be SeeBeyond Technology, therefore, SeeBeyond's trading range of firm value/2003E revenue and 0.6x-0.8x firm value/2004E revenue was used for valuation purposes. This analysis indicated the following per share equity reference ranges after adjustments for cash and debt:
$2.10-$2.55 and $2.20-$2.80, based on firm value/2003E revenue and firm value/2004E revenue, respectively. A list of the relevant trading universe follows:



                                COMPANY



                                Ascential Software
                                Informatica
                                IONA Technologies
                                SeeBeyond Technology
                                TIBCO Software
                                Vitria Technology
                                WebMethods



  TRANSACTION COMPARABLES ANALYSIS



     JPMorgan conducted an analysis of transactions comparable to the proposed Ascential-Mercator combination. After reviewing these selected transactions, JPMorgan observed that the Hyperion-Brio Software transaction was the most relevant. This transaction was valued at 1.0x firm value/1 year forward revenue. Using a range of 0.9x-1.1x firm value/2003E revenue, this analysis indicated the following per share equity reference ranges after adjustments for cash and debt:
$2.55-$3.00. A list of relevant transactions follows:



TARGET                                                        ACQUIRER
------                                                        --------
Brio Software...............................................  Hyperion
Computer Horizons Corp......................................  Aquent LLC
Caminus Corp................................................  Sungard
Inktomi.....................................................  Yahoo
Precise Software Solutions..................................  Veritas Software
InSilicon...................................................  Synopsys Inc.
OTG Software................................................  Legato Systems
Talarian Corp...............................................  TIBCO Software



  PREMIA ANALYSIS



     JPMorgan conducted (1) an analysis of the implied premium to be paid to Mercator common stockholders, (2) an analysis of premia paid in selected transactions of software companies, (3) an analysis of premia paid in all public-to-public software transactions over the last twenty-four months and (4) an analysis of premia paid in all public-to-public software transactions over the last twelve months.

     JPMorgan calculated the implied premium to be paid to Mercator common stockholders based on various prices as of July 31, 2003, one business day before announcement of the transaction with Ascential, as illustrated by the table below:



                                                                      OFFER PRICE
                                                                       PER SHARE
% PREMIUM TO:                                                 PRICE      $3.00
-------------                                                 -----   -----------
Current.....................................................  $2.46       22.1%
30-day "normalized average"(1)..............................   1.56       91.9%
1-week average..............................................   2.42       24.0%
1-month average.............................................   1.96       52.8%
3-month average.............................................   1.68       79.0%
6-month average.............................................   1.57       90.7%
12-month average............................................   1.37      118.5%
52 week high................................................   2.66       12.7%
52 week low.................................................   0.59      408.5%


---------------


(1) Average price for 30 trading days prior to price run-up on July 15, 2003



     JPMorgan also noted the premia paid in mergers and acquisitions of software companies that it believed relevant for its analysis, as illustrated by the table below:



     PREMIUM TO MARKET (TRADING DAYS)(1)
----------------------------------------------
1-DAY   10-DAYS   20-DAYS   30-DAYS   120-DAYS
-----   -------   -------   -------   --------
27.2%    26.4%     34.1%     35.9%      75.0%


---------------


(1) Represents premia paid to stock price



     JPMorgan also conducted an analysis of premia paid in all public-to-public software transactions over the last twenty-four months, as illustrated by the table below:



 PREMIUM TO MARKET (TRADING DAYS)(1)
-------------------------------------
  1-DAY       20-DAYS       30-DAYS
---------   -----------   -----------
   47.2%        53.4%         62.9%


---------------


Note: represents median of all transactions



(1) Represents premia paid to stock price



     JPMorgan also conducted an analysis of premia paid in all public-to-public software transactions over the last twelve months, as illustrated by the table below:



 PREMIUM TO MARKET (TRADING DAYS)(1)
-------------------------------------
  1-DAY       20-DAYS       30-DAYS
---------   -----------   -----------
   60.6%        34.8%         62.9%


---------------


Note: represents median of all transactions



(1) Represents premia paid to stock price



     The preparation of a fairness opinion is a complex process and involves various judgments and determinations as to the most appropriate and relevant assumptions and financial analysis and the application of these methods to the particular circumstances involved. Fairness opinions therefore are not readily susceptible to partial analysis or summary description, and taking portions of the analyses set out above, without considering the analyses as a whole, would, in the view of JPMorgan, create an incomplete and misleading picture of the processes underlying the analyses considered in rendering its opinion. JPMorgan did not form an opinion as to whether any individual analysis or factor (positive or negative), considered in isolation, supported or failed to support its opinion. In arriving at its opinion, JPMorgan considered the results of its separate analyses and did not attribute particular weight to any one analysis or factor. The analyses performed by JPMorgan, particularly those based on estimates and projections, are not necessarily indicative of actual values or actual future results, which may be significantly more or less favorable than suggested by these analyses. These analyses were prepared solely as part of the JPMorgan analysis of the fairness, from a financial point of view, of the consideration to be received by the stockholders of Mercator, excluding Ascential.



     Under the terms of its engagement letter dated April 1, 2003 with JPMorgan, the Board of Directors agreed to pay JPMorgan a transaction fee, reimburse JPMorgan for certain expenses and indemnify JPMorgan and certain related parties against certain liabilities, all as discussed under "Item 5 -- Persons/ Assets, Retained, Employed, Compensated or Used."



     JPMorgan has not previously rendered investment banking and financial advisory services to Mercator, other than in connection with its proxy contest. JPMorgan may provide financial advisory and financial services to the combined company and/or its affiliates and may receive fees for the rendering of these services. In the ordinary course of its business, JPMorgan may actively trade the securities of Mercator and/or Ascential for its own account and for the accounts of its customers and, accordingly, JPMorgan may at any time hold a long or short position in these securities.


ITEM 8.  ADDITIONAL INFORMATION


     Item 8 of the Schedule 14D-9 is hereby amended by adding the following Item 8(e):



  (e) RESULTS FOR THE QUARTER ENDED JUNE 30, 2003



     The following table sets forth summary financial data for the three and six month periods ended June 30, 2002 and June 30, 2003 and is derived from, and qualified in its entirety by reference to, Mercator's unaudited financial statements included in its Quarterly Report on Form 10-Q for the quarter ended June 30, 2003. The information presented below should be read in conjunction with the "Management's Discussion and Analysis of Financial Condition and results of Operations" and financial statements and footnotes included in such Quarterly Report, which was filed with the SEC on August 14, 2003.

                                                       THREE MONTHS ENDED     SIX MONTHS ENDED
                                                            JUNE 30,              JUNE 30,
                                                       -------------------   -------------------
                                                         2003       2002       2003       2002
                                                       --------   --------   --------   --------
                                                         (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
Revenues:
  Software licensing.................................  $ 6,147    $10,890    $ 13,199   $ 20,439
  Services...........................................    5,224      6,901      10,830     14,865
  Maintenance........................................   10,668      9,175      21,099     19,074
                                                       -------    -------    --------   --------
     Total revenues..................................   22,039     26,966      45,048     54,378
                                                       -------    -------    --------   --------
Cost of revenues:
  Software licensing.................................       67        153         158        277
  Services (exclusive of non-cash stock option
     re-pricing benefit of $0, $(36), $0 and $(246),
     respectively)...................................    4,679      6,065       9,975     13,720
  Maintenance (exclusive of non-cash stock option re-
     pricing benefit of $0, $(11), $0 and $(73),
     respectively)...................................    1,654      1,993       3,313      4,009
  Stock option re-pricing benefit....................       --        (47)         --       (319)
  Amortization of intangibles........................      961        962       1,922      1,923
                                                       -------    -------    --------   --------
     Total cost of revenues..........................    7,361      9,126      15,368     19,610
                                                       -------    -------    --------   --------
     Gross profit....................................   14,678     17,840      29,680     34,768
                                                       -------    -------    --------   --------
Operating expenses:
  Product development (exclusive of non-cash stock
     option re-pricing benefit of $0, $(33), $0 and
     $(222), respectively)...........................    5,097      5,237      10,131      9,746
  Selling and marketing (exclusive of non-cash stock
     option re-pricing benefit of $0, $(52), $0 and
     $(350), respectively)...........................    7,420     11,893      15,732     23,844
  General and administrative (exclusive of non-cash
     stock option re-pricing benefit of $0, $(24), $0
     and $(176), respectively).......................    5,486      6,885      11,136     13,648
  Stock option re-pricing benefit....................       --       (109)         --       (748)
  Amortization of intangibles........................      201        200         401        505
  Restructuring charge...............................    4,839      1,308       5,106      1,063
                                                       -------    -------    --------   --------
     Total operating expenses........................   22,043     25,414      42,506     48,058
                                                       -------    -------    --------   --------
     Operating loss..................................   (8,365)    (7,574)    (12,826)   (13,290)
Foreign currency exchange loss, net..................     (465)      (101)       (364)      (161)
Other expense, net...................................     (229)       (75)       (450)      (142)
                                                       -------    -------    --------   --------
Loss before income taxes.............................   (9,059)    (7,750)    (13,640)   (13,593)
Provision for/(benefit from) income taxes............      151        524        (133)       794
                                                       -------    -------    --------   --------
Net loss.............................................  $(9,210)   $(8,274)   $(13,507)  $(14,387)
                                                       =======    =======    ========   ========
Net loss per share:
  Basic and fully diluted............................  $ (0.26)   $ (0.24)   $  (0.39)  $  (0.43)
Weighted average shares outstanding
  Basic and fully diluted............................   35,205     33,866      35,071     33,721

                                                               JUNE 30,     DECEMBER 31,
                                                                 2003           2002
                                                              -----------   ------------
                                                              (UNAUDITED)
                                                                    (IN THOUSANDS)
BALANCE SHEET DATA:
Cash and cash equivalents...................................    $19,691       $29,920
Working capital.............................................     (6,570)          621
Total assets................................................     96,213       115,729
Total liabilities...........................................     66,849        73,728
Total stockholders' equity..................................     29,364        42,001

                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          MERCATOR SOFTWARE, INC.

                                          By: /s/ Roy C. King

                                            ------------------------------------

                                                        Roy C. King
                                             Chairman of the Board of Directors,
                                                 Chief Executive Officer and
                                                        President


Dated: August 26, 2003